UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 12, 2019

We hereby inform as a Relevant Information Communication that our subsidiary GyM S.A. ("GyM") and Inmobiliaria Selaya S.A.C. have agreed through a private bidding process that GyM will execute the "Stage 2" of the "IBEROSTAR Miraflores Hotel" project (the "Project"), which consist of the construction of a 5-star hotel with 17 floors, 6 basements and 214 rooms for an approximate total consideration of S/. 68´000,000.00 plus the General Sales Tax. Likewise, the execution has a term of 415 days.

Since April 2018, GyM was exclusively in charge of the engineering management and execution of the "Stage 1" of the Project (earthworks and stabilization of basements), for an approximate total consideration of S/ 7´000,000.00.

This award is a new achievement within the current business strategy of the company, which seeks to restart the sustainable growth and enhance the vision of becoming the most reliable engineering and construction company in the region.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 12, 2019